UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               ------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13 a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                             FOR NOVEMBER 14, 2002

                                TOTAL FLEET S.A.
               --------------------------------------------------
               (Exact Name of Registrant as Specified in Charter)

                        Avenida Bernardo Monteiro, 1563
                            Funcionarios 30150 - 902
                      Belo Horizonte, Minas Gerais, Brazil
                     -------------------------------------
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)
                    FORM 20-F ___X___   FORM 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)
                     YES ______          NO ___X___

(If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)): notapplicable

Total Fleet S.A.
1. Balance Sheets - September 30, 2001 and 2002
2. Statements  of Income for the nine months ended September 30, 2001 and 2002
3. Summary Financial Data by Business Segment for the nine months ended September 30, 2001 and 2002
4. Selected Historical Financial and Other Data - 3Q2001, 3Q2002, nine months ended September 30, 2001 and 2002
5. Reclassification of Certain Financial Statement Itens

                                TOTAL FLEET S.A.

                  BALANCE SHEETS - SEPTEMBER 30, 2001 AND 2002

                   ( Stated in thousands of Brazilian Reais )

                                     ASSETS

                                 ( Unaudited )
                                                           September 30,
                                                     -----------------------
                                                       2001           2002
                                                     --------       --------
CURRENT ASSETS:

Cash and cash equivalents                               5,240         49,557

Accounts receivable, net                               17,903         12,728

Revenue-earning vehicles, net                          66,250         63,296

Deferred income and social contribution taxes             257            694

Other                                                  13,230         14,104
                                                      -------        -------
                                                      102,880        140,379
                                                      -------        -------
NONCURRENT ASSETS:

Accounts receivable, net                                    -          1,215

Revenue-earning vehicles, net                          98,724         98,656

Escrow deposits                                           565            949

Deferred income and social contribution taxes             640            863
                                                      -------        -------
                                                       99,929        101,683
                                                      -------        -------

OFFICE EQUIPMENT, NET                                     360            385
                                                      -------        -------
         Total assets                                 203,169        242,447
                                                      =======        =======

                                TOTAL FLEET S.A.

                  BALANCE SHEETS - SEPTEMBER 30, 2001 AND 2002

                   ( Stated in thousands of Brazilian Reais )

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                 ( Unaudited )

                                                          September 30,
                                                     -----------------------
                                                       2001           2002
CURRENT LIABILITIES:                                 --------       --------

Loans and financing                                    10,890              -

Accounts payable                                        4,457          6,486

Payroll and related charges                             1,048          1,182

Income and social contribution taxes                   13,823         15,124

Taxes, other than on income                               396            381

Deferred income and social contribution taxes           1,048          2,140

Advances from customers                                   142            236

Other                                                   1,472            534
                                                       ------         ------
                                                       33,276         26,083
                                                       ------         ------

NONCURRENT LIABILITIES:

Reserve for contingencies                               2,151          3,105

Deferred income and social contribution taxes           1,562          3,336

Other                                                       -            152
                                                        -----          -----
                                                        3,713          6,593
                                                        -----          -----
SHAREHOLDERS' EQUITY

Capital stock                                         110,134        121,014

Accumulated earnings                                   56,046         88,757
                                                      -------        -------
                                                      166,180        209,771
                                                      -------        -------

         Total liabilities and shareholders' equity   203,169        242,447
                                                      =======        =======

                                TOTAL FLEET S.A.

                              STATEMENTS OF INCOME

             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2002

                   ( Stated in thousands of Brazilian Reais )

                                 ( Unaudited )

                                           Nine months ended September 30,
                                           -------------------------------
                                                2001            2002
NET REVENUES:                                 --------         -------


Fleet management                                89,189          89,120

Used car sales                                  35,362          52,397
                                               -------         -------
  Total net revenues                           124,551         141,517
                                               -------         -------


EXPENSES AND COSTS:

Direct operating                               (19,982)        (23,644)

Cost of used car sales                         (24,733)        (41,258)

Taxes on revenues                               (3,958)         (4,021)

Selling, general and administrative            (10,144)        (12,624)

Depreciation of vehicles                       (17,771)        (12,364)

Other depreciation and amortization                (99)            (67)
                                               -------         -------
  Total operating expenses and costs           (76,687)        (93,978)
                                               -------         -------

Operating income                                47,864          47,539
                                                ------          ------

FINANCIAL INCOME, NET                              273           3,899

OTHER NONOPERATING INCOME                            1               1
                                                ------          ------

Income before taxes                             48,138          51,439


INCOME AND SOCIAL CONTRIBUTION TAXES

  Current                                      (13,824)        (15,123)
  Deferred                                      (2,403)         (2,407)
                                               -------         -------
                                               (16,227)        (17,530)
                                               -------         -------

Net income                                      31,911          33,909
                                                ======          ======

                                TOTAL FLEET S.A.

                   SUMMARY FINANCIAL DATA BY BUSINESS SEGMENT

             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2002

                   ( Stated in thousands of Brazilian Reais )


                                 ( Unaudited )



                                           Nine months ended September 30,
                                           -------------------------------
                                                2001              2002
                                              --------          -------

      NET REVENUES:

      Fleet management                          89,189           89,120

      Used car sales                            35,362           52,397
                                               -------          -------
                                               124,551          141,517
                                               -------          -------
      DEPRECIATION:

      Vehicle                                  (17,771)         (12,364)

      Other                                        (99)             (67)
                                               -------          -------
                                               (17,870)         (12,431)
                                               -------          -------
      OPERATING INCOME:

      Fleet management                          43,304           43,981

      Used car sales                             7,623            6,318

      Corporate expenses                        (2,964)          (2,693)

      Other depreciation                           (99)             (67)
                                                ------           ------
                                                47,864           47,539
                                                ------           ------

      OPERATING MARGIN:

      Fleet management                            48.6%            49.4%

      Used car sales                              21.6%            12.1%

      Total                                       38.4%            33.6%

                                TOTAL FLEET S.A.

                  SELECTED HISTORICAL FINANCIAL AND OTHER DATA

     ( Stated in thousands of Brazilian Reais unless otherwise indicated )

                                 ( Unaudited )
                                                                                 9 months          9 months
                                                                                   ended             ended
                                                                                september 30,   september 30,
                                                         3 Q 2001    3 Q 2002       2001              2002
                                                         --------    --------   -------------   -------------
STATEMENT OF OPERATIONS DATA:

Net revenues:

  Fleet management                                         31,225      29,439       89,189          89,120
  Used car sales                                           15,669      16,865       35,362          52,397
                                                           ------      ------      -------         -------
Total net revenues                                         46,894      46,304      124,551         141,517
                                                           ------      ------      -------         -------
Direct operating costs and expenses:

  Fleet management                                         (7,140)     (7,989)     (19,982)        (23,644)
  Cost of used car sales                                  (11,695)    (14,055)     (24,733)        (41,258)
  Taxes on revenues                                        (1,397)     (1,325)      (3,958)         (4,021)
                                                           ------      ------       ------         -------
Total direct operating costs and expenses                 (20,232)    (23,369)     (48,673)        (68,923)
                                                           ------      ------       ------         -------

Gross profit                                               26,662      22,935       75,878          72,594

Selling, general and administrative expenses:

  Adverstising, promotion and selling:

    Fleet management                                       (1,798)     (1,740)      (4,216)         (5,166)
    Used car sales                                         (1,602)     (1,775)      (2,964)         (4,765)
                                                           ------      ------       ------          ------
      Total adverstising, promotion and selling            (3,400)     (3,515)      (7,180)         (9,931)

  General and administrative expenses                        (944)       (873)      (2,764)         (2,684)

  Other                                                       (65)          -         (200)             (9)
                                                            -----       -----       ------          ------
Total selling, general, administrative and other expenses  (4,409)     (4,388)     (10,144)        (12,624)
                                                            -----       -----       ------          ------
Depreciation expenses:

   Vehicle depreciation expenses                           (3,695)     (6,805)     (17,771)        (12,364)

   Non-Vehicle depreciation and amortization expenses         (30)        (24)         (99)            (67)
                                                           ------      ------       ------          ------
Total depreciation expenses                                (3,725)     (6,829)     (17,870)        (12,431)
                                                           ------      ------       ------          ------

Operating income                                           18,528      11,718       47,864          47,539

Financial Interest:
   Expense                                                   (616)       (223)      (1,071)           (720)
   Income                                                     394       1,816        1,396           4,793
   Taxes on financial revenues                                (14)        (65)         (52)           (174)
                                                           ------      ------       ------          ------
      Financial interest income (expense), net               (236)      1,528          273           3,899
                                                           ------      ------       ------          ------
Nonoperating income                                             1           1            1               1
                                                           ------      ------       ------          ------
Income before taxes                                        18,293      13,247       48,138          51,439

Income and social contribution taxes                       (6,170)     (4,667)     (16,227)        (17,530)
                                                           ------      ------       ------          ------
Net income                                                 12,123       8,580       31,911          33,909
                                                           ======      ======       ======          ======

                                TOTAL FLEET S.A.

                  SELECTED HISTORICAL FINANCIAL AND OTHER DATA

     ( Stated in thousands of Brazilian Reais unless otherwise indicated )

                                 ( Unaudited )

                                                                                 9 months          9 months
                                                                                   ended             ended
                                                                                september 30,   september 30,
STATEMENT OF OPERATIONS DATA                             3 Q 2001    3 Q 2002       2001              2002
                                                         --------    --------   -------------   -------------
OTHER DATA :

EBITDA                                                     22,253      18,547       65,734          59,970

Vehicle Depreciation Expenses                              (3,695)     (6,805)     (17,771)        (12,364)
                                                           ------      ------      -------          ------
Adjusted EBITDA                                            18,558      11,742       47,963          47,606
                                                           ======      ======       ======          ======




             Reclassification of Certain Financial Statement Items

In order to conform with the presentation in the 2001 and in the 2002 financial statements, certain amounts in Total Fleet's results of operations for 2001 have been reclassified.

1 - Reclassification of 3Q2001 and nine months ended in September 30, 2001 amounts related to sales taxes from net revenues to taxes on revenues recorded as costs, in the amounts of R$1,397 and R$3,958 respectively.


                                TOTAL FLEET S.A.

                  SELECTED HISTORICAL FINANCIAL AND OTHER DATA

     ( Stated in thousands of Brazilian Reais unless otherwise indicated )

                                 ( Unaudited )


                                                                                 9 months         9 months
                                                                                   ended            ended
                                                                                september 30,   september 30,
STATEMENT OF OPERATIONS DATA                           3 Q 2001      3 Q 2002      2001              2002
                                                       --------      --------   -------------   -------------

Fleet at end of period                                   12,372        10,718        12,372          10,718

Average Operating Fleet Age (months)                       15.0          19.2          15.1            18.5

Number of Rental Days                                 1,005,540       922,710     2,879,310       2,832,030

Utilization Rates                                        96.80%        99.45%        97.43%          98.88%

Numbers of Cars Purchased                                 1,566           620         4,005           2,235

Average Purchase Price                                    18.64         23.78         17.85           23.81

Total Investment in Fleet                              29,189.7      14,741.0      71,489.4        53,218.9

Numbers of Cars Sold                                      1,171         1,364         2,421           3,763

Average Car Price                                         12.94         12.01         14.14           13.51

Depreciation per car                                   1,280.50      2,640.50      2,164.71        1,554.10

Average Annual Revenue per Owned
 Car in Operation.....(R$)                            10,640.14     11,349.29     10,759.72       10,963.14

Average Rental Revenue per Rental
 Car per Day..........(R$)                                30.53         31.70         30.68           30.80